Exhibit 99.1

Sierra Metals Confirms Receipt of Further Correspondence From Compania Minera Kolpa and Arias Resource Capital Management

TORONTO--(BUSINESS WIRE)--November 14, 2022--Sierra Metals Inc. (TSX: SMT) (BVL:SMT) (NYSE American: SMTS) (“Sierra Metals” or the “Company”) confirms that it has received further correspondence from Compania Minera Kolpa S.A. (“Kolpa”) and Arias Resource Capital Management LP (“ARC”) regarding their previously announced unsolicited, non-binding letter of intent.

The Company has been diligently and expeditiously pursuing both short-term financing opportunities and the strategic review process announced in Sierra’s press release dated October 18, 2022. As previously announced, CIBC Capital Markets has been engaged as financial advisor to review strategic options.

Kolpa, ARC and other parties that have already expressed interest, among others, will be invited to participate and submit proposals so that they can be considered in the context of the strategic review process that is reasonably and fairly structured to be in the best interests of Sierra and all of its stakeholders. The process will give proper consideration to all viable options, not only the proposed Kolpa transaction.

The Company has not refused to engage nor rejected any proposals and welcomes and encourages participation of all interested parties. The Company is working diligently and expeditiously with full recognition of the timing considerations applicable in the current situation.

About Sierra Metals

Sierra Metals is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation, including the course of action, if any, to be pursued in response to the Kolpa non-binding letter of intent. Forward-looking information relates to future events or the anticipated performance of Sierra Metals and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainness and other factors that may cause actual performance of Sierra Metals to be materially different from any anticipated performance expressed or implied by such forward-looking information. The Company has made certain assumptions regarding, among other things, the strategic alternatives that may be available to it. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra Metals to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777